

07000607

SECUR... ...SSION

Washington, D.C. 20549



SEC MAIL
RECEIVED
PROCESSING
FEB 20 2007
WASH. D.C.
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66685

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Kelt Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Coast Village Circle
(No and Street)

Montecito,	California	93108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Brumfield (805) 565-3279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Derek Brumfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Kelt Group, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Santa Barbara
Subscribed and sworn (or affirmed) to before me this 29 day of January 2007

Notary Public

Signature

PRINCIPAL
Title



CARMEN ESTRADA
Commission #1633402
NOTARY PUBLIC-CALIFORNIA
SANTA BARBARA COUNTY
MY COMM. EXPIRES DEC. 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
The Kelt Group, LLC:

We have audited the accompanying statement of financial condition of The Kelt Group, LLC (the Company) as of December 31, 2006, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Kelt Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2007

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

The Kelt Group, LLC
Statement of Financial Condition
December 31, 2006

Assets

Cash and cash equivalents	$ 117,389
Deposits held at clearing firm	52,900
Commission receivable	233,559
Prepaid expenses	36,963
Furniture and equipment, net	10,904
Deposits	11,000
Organization costs, net	17,252
Total assets	$ 479,967

Liabilities and Members' equity

Liabilities	
Accounts payable and accrued expenses	$ 187,931
Income taxes payable	6,000
Total liabilities	193,931
Members' equity	286,036
Total liabilities and members' equity	$ 479,967

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Income
For the Year Ended December 31, 2006

Revenue	
Commission income	$ 2,749,906
Rental income	40,000
Interest and dividend income	7,183
Other income	2,952
Total revenue	2,800,041
Expenses	
Employee compensation and benefits	2,283,082
Commission expense	128,039
Occupancy & equipment rental	129,877
Taxes, other than income taxes	11,034
Other operating expenses	211,042
Total expenses	2,763,074
Income (loss) before income tax provision	36,967
Income tax provision	6,800
Net income (loss)	$ 30,167

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2006

	Members' Equity
Balance on December 31, 2005	$ 255,869
Net income (loss)	30,167
Balance on December 31, 2006	$ 286,036

The accompanying notes are an integral part of these financial statements.

The Kelt Group, LLC
Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities:		
Net income (loss)		$ 30,167
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 1,034	
Amortization	5,751	
(Increase) decrease in:		
Commission receivable	(36,635)	
Prepaid expenses	(22,823)	
Receivable from clearing firm	(2,115)	
Deposits	(11,000)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(305,494)	
Income taxes payable	(800)	
Payroll taxes payable	(736)	
Total adjustments		(372,818)
Net cash and cash equivalents provided by (used in) operating activities		(342,651)
Cash flows from investing activities:		
Purchase of equipment	(9,861)	
Net cash and cash equivalents provided by (used in) investing activities		(9,861)
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(352,512)
Cash and cash equivalents at beginning of year		469,901
Cash and cash equivalents at end of year		$ 117,389

Supplemental disclosure of cash flow information:
Cash paid during the year for

Interest	$ –
Income taxes	$ 7,600

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

The Kelt Group, LLC ("the Company") is a California Limited Liability Company ("LLC") registered as a broker/dealer in securities under the Securities Exchange Act of 1934, as amended. The Company was organized on May 19, 2004 and began operations on January 1, 2005. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC"). The Company is also a registered investment advisor licensed in the state of California.

The Company is a privately held full-service brokerage firm that specializes in individual portfolio management. The Company is a fully disclosed broker/dealer, whereby all transactions for the accounts of customers are cleared through another broker/dealer.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Office equipment is depreciated over its estimated useful life of five (5) to seven (7) years by the straight-line method.

Organizational costs are being amortized on a straight-line basis over 60 months.

The Company is treated as a partnership for federal tax purposes, in accordance with limited liability rules. All tax effects of the Company's income or loss are passed through to the members, therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies.

Note 2: DEPOSITS HELD AT CLEARING FIRM

The Company has deposited $50,000 with National Financial Services, LLC as security for its transactions with them. Interest is paid monthly on the deposit at the average overnight repurchase agreement rate. The balance at December 31, 2006, includes interest earned for a deposit total of $52,900.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost and summarized by major classifications as follows:

Furniture	$ 1,443
Computer equipment	10,726
	12,169
Less: accumulated depreciation	(1,265)
Furniture and equipment, net	$ 10,904

Depreciation expense for the year ended December 31, 2006 was $1,034

Note 4: ORGANIZATION COSTS, NET

Organization costs at December 31, 2006, are shown net of accumulated amortization.

		Amortization Periods
Organization costs	$ 28,754	5 years
Less accumulated amortization	(11,502)	
Organization costs, net	$ 17,252	

Amortization expense for the year ended December 31, 2006, was $5,751.

Note 5: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is subject to a limited liability company gross receipts tax and a minimum provision of $800. At December 31, 2006, the Company recorded gross receipts tax of $ 6,000, and the minimum limited liability company income tax of $800.

Note 6: COMMITMENTS AND CONTINGENCIES

In October 2005, the Company entered into an operating lease which commenced in February 2006. Future minimum lease payments under the lease are as follows:

December 31,	Amount
2007	$ 137,500
2008	143,500
2009	12,000
Thereafter	–
Total	$ 293,000

During the year ended December 31, 2006, the Company recorded $128,250 in lease expense, included in occupancy expense.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with FIN 48 is a two-step process. The first step is to determine whether it is more-likely-than-not that a tax position will be sustained upon examination based on the technical merits of the position. The second step is measurement of any tax position that meets the more-likely–than-not recognition threshold to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on the de-recognition of uncertain positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and new disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact that the adoption of FIN 48 will have on its financial position and results of operations. However, the impact is not expected to be material.

In September 2006, the FASB issued Statement of Accounting Financial Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 157 is not expected to have a material effect on the Company's financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. The company is currently evaluating the new standard. However, adoption of SFAS 158 is not expected to have a material effect on the Company's financial statements.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2006, the Company had net capital of $206,999, which was $156,999 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($193,931) to net capital was 0.94 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $2,066 difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 204,933
Adjustments:		
Non-allowable assets	$ 2,900	
Undue concentration	(833)	
Rounding	(1)	
Total adjustments		2,066
Net capital per audited statements		$ 206,999

The Kelt Group, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2006

Computation of net capital

Members' equity	$ 286,036	
Total members' equity		$ 286,036
Less: Non-allowable assets		
Furniture and equipment, net	(10,904)	
Prepaid expenses	(36,963)	
Organizational costs, net	(17,252)	
Deposits	(11,000)	
Total adjustments		(76,119)
Net capital before haircuts		209,917
Less: Haircuts and undue concentration		
Haircuts on money markets	(2,085)	
Undue concentration	(833)	
Total adjustments		(2,918)
Net Capital		206,999

Computation of net capital requirements

Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 12,929	
Minimum dollar net capital required	50,000	
Net capital required (greater of above)		50,000
Excess net capital		$ 156,999
Ratio of aggregate indebtedness to net capital	0.94: 1	

There was a $2,066 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2006. See Note 9.

The Kelt Group, LLC
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2006

A computation of reserve requirement is not applicable to The Kelt Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

The Kelt Group, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2006

Information relating to possession or control requirements is not applicable to The Kelt Group, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

The Kelt Group, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
The Kelt Group, LLC:

In planning and performing our audit of the financial statements of The Kelt Group, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more that inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard and Associates, Inc.
Certified Public Accountants

Northridge, California
January 18, 2007

END